Correspondence Letter

May 8, 2009

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Dundee Corporation
Form 40-F for the fiscal year ended December 31, 2007
File No. 0-25542

Dear Mr. Decker:

We are writing in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 40-F of Dundee Corporation (“Dundee” or the “Company”) for the fiscal year ended December 31, 2007, contained in your letter, dated March 9, 2009, to Ms. Joanne Ferstman, Executive Vice-President, Chief Financial Officer and Corporate Secretary of Dundee.

For your convenience, the Staff’s comments have been reproduced below in italicized text and are followed by the Company’s responses to the comments in plain text.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2007

General

SEC Comment 1:
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.  Some of our comments refer to US GAAP literature.  If your accounting under Canadian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Company Response 1:
Noted.

Notes to the Financial Statements, page 8

General

SEC Comment 2:
We note your response to prior comment 6 and have the following additional comments:
•
Please tell us supplementally and consider disclosing the specific terms of the service agreements with the purchasers of Dundee Bank of Canada and DFG Investment Advisors Inc., including the length of time the Dundee Bank of Canada agreement is in effect.  Based on these terms, please further advise how you determined that there was not significant continuing involvement under Canadian and US GAAP.  For US GAAP purposes, please address the specific factors outlined in EITF 03-13;

•
With regard to DundeeWealth's acquisition of the 100% interest in DundeeWealth BHC from Dundee Corporation, please explain your statement that "the Company did not recognize the gain or loss that resulted from the consideration paid by the non-controlling shareholders of DundeeWealth.”  Please tell us whether such consideration implied a gain or loss and the amount of such gain or loss.  With reference to the appropriate authoritative literature for US and Canadian GAAP, please provide support for your accounting;

•
Please further advise and consider expanding your disclosures, especially in regards to the US GAAP disclosures included in Note 26, to address how you accounted for the redemption of units and correspondingly how the redemption impacted your investment in Dundee REIT; and

•
For the agreements with ACS Servicios Communicaciones, please tell us supplementally and consider expanding your disclosure to address whether there was any consideration paid other than the $43.7 million paid by ACS, how you determined the loss amount to record in the transaction, and how you determined the amount of the equity investment in Escal.

Company Response 2:

Disposition of Dundee Bank of Canada and DFG Investment Advisers Inc.

1.	Dundee Bank of Canada

a.	Terms of the White-label Services Agreement (the “Operating Agreement”)

In connection with the sale of Dundee Bank of Canada, DundeeWealth Inc. (“DundeeWealth”) entered into the Operating Agreement with the purchaser pursuant to which the purchaser is responsible for providing existing banking products and introducing new banking products under the brand name “Dundee Bank of Canada”.  DundeeWealth may, through its distribution network of independent financial advisors, continue to distribute these products.  In addition, DundeeWealth continues to be responsible for the back office administration of these same products pursuant to an administrative services agreement entered into with the purchaser.

Pursuant to the Operating Agreement, DundeeWealth receives a fixed fee, calculated as 10 basis points of bank deposits existing at the time of the disposal and 17 basis points on any new deposits, as well as cost reimbursement for all back office administrative costs.  In addition, DundeeWealth shares in 50% of all advertising costs associated with the products offered by Dundee Bank of Canada, subject to pre-approval, at the full discretion of DundeeWealth.

DundeeWealth and the purchaser have formed a steering and operating committee, the purpose of which is to establish a governance structure with which to manage the relationship between DundeeWealth and the purchaser in respect of the agreement, and to measure the performance of each party’s obligation pursuant to the arrangement.  The committee also reviews certain operational protocols. All new products that the purchaser may want to launch under the brand name “Dundee Bank of Canada” are reviewed by the steering and operating committee.

The term of the Operating Agreement is to December 31, 2010, with automatic one-year renewals thereafter, unless otherwise terminated by either party, by giving one year’s prior notice.

b.	Analysis of EITF 03-13 in Determining Appropriateness of Classifying the Sale of Dundee Bank of Canada as Discontinued Operations:

The Company evaluated the conditions in paragraph 42 of FASB Statement No. 144 – Accounting for the Impairment or Disposal of Long-lived Assets, in determining whether to report the sale of Dundee Bank of Canada as a discontinued operation.  The Company also evaluated the guidance in Emerging Issues Committee (“EIC”) Abstract No. 153 – Applying the Conditions in CICA 3475.27 in Determining Whether to Report Discontinued Operations, which evaluates the conditions in the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3475 – Disposal of Long-lived Assets and Discontinued Operations, paragraph 27, in determining whether to report discontinued operations. For Staff’s information, the guidance in CICA Handbook Section 3475 and EIC-153 is converged with FAS 144 and EITF 03-13 – Applying the Conditions in Paragraph 42 of FASB Statement No. 44 in Determining Whether to Report Discontinued Operations.  For purposes of this analysis, and as specifically requested in Staff’s letter, we have prepared our analysis pursuant to the EITF.

i.
In its assessment of the appropriateness of classifying the disposition of Dundee Bank of Canada as discontinued operations under US GAAP, the Company reviewed the Operating Agreement and the administrative services agreement and determined that there would be continuing cash flows generated by DundeeWealth from transactions with the disposed component.

ii.
While the cash inflows generated by the Operating Agreement would not be received by DundeeWealth absent the disposal transaction and therefore not considered a direct cash inflow, the Company determined that DundeeWealth would incur cash outflows relating to the services agreement as part of its obligation to continue to provide back office administrative services.  As the provision of these services is a cost-generating activity that DundeeWealth was incurring prior to the disposition transaction, the Company concluded that these cash outflows met the definition of a “continuation of activities” pursuant to EITF 03-13.  As a result, management determined that an evaluation of the significance of the continuing cash flows must be performed.

iii.
In assessing whether the cash outflows from continuing activities were significant, the Company looked at the cash outflows of providing these services under the relevant agreements with Dundee Bank of Canada and determined that such costs would aggregate approximately $1.1 million on an annual basis.  Immediately prior to the disposition, Dundee Bank of Canada was incurring operating cash outflows of approximately $30 million.  As the cash flows relating to the provision of back office services represented less than 5% of total cash outflows that would have been generated by Dundee Bank of Canada, the Company concluded that these cash outflows were not significant.
iv.
The continuing cash outflows are considered direct cash flows from the disposed component.  However, these cash outflows are not significant and the Company therefore concluded that it was appropriate to classify this business component, together with the operations of its sister company, DFG Investment Advisers, Inc. as discontinued operations.

Details of the Operating Agreement are disclosed in Note 3 to the Company’s 2007 Audited Consolidated Financial Statements.  Management believes that these disclosures are appropriate and in sufficient detail given the nature and significance of the Operating Agreement.

2.	DFG Investment Advisers, Inc.

a.	Terms of the Services Agreement

On December 31, 2007, DundeeWealth disposed of 90% of its interest in DFG Investment Advisers, Inc. (“DFG”) to certain executives who subsequently resigned their position with DundeeWealth to continue their executive functions at DFG.  No other payments were made to the executives on the termination of their employment with DundeeWealth.  DFG was previously 100% owned by DundeeWealth and subsequent to the sale, DundeeWealth maintained a 10% ownership interest in DFG.

In connection with the transaction, DundeeWealth entered into certain agreements, including settlement agreements for the executives who were resigning their positions with DundeeWealth, as well as agreements for the management of certain structured credit investments held by DundeeWealth.

The settlement agreements with the executives provided that they would immediately terminate their executive positions with DundeeWealth without entitlement to standard employment termination payments.  These agreements also provided for the payment by DundeeWealth of $3 million to assist these executives with certain start up costs at DFG.  This amount was accrued in 2007 and was paid in early 2008.

As part of its original business plan, DFG was to assist Dundee Bank of Canada with investments in structured credit products.  At the time of the sale of Dundee Bank of Canada, it was unclear whether the purchaser would retain the services of DFG for ongoing advice in respect of its structured credit portfolio or whether this function would be carried out internally by the purchaser.

As an ancillary business initiative, DFG had proposed to establish a “fund” of other-than investment grade collateralized loan obligations (CLOs) and to seek third party investment.  In order to establish this fund, DundeeWealth agreed to invest up to approximately $100 million in CLOs, with the intent that DundeeWealth’s existing investments in these products would be “rolled over” into the new fund, once it was placed into distribution.  Given the deterioration in the credit market, this initiative was abandoned, although DundeeWealth continued to hold the original investments targeted for this product.

As part of the final arrangements with DFG, DundeeWealth retained the services of DFG to provide ongoing risk analysis and advice in respect of its portfolio of CLOs for a finite period not to exceed two (2) years.  DundeeWealth agreed that it would pay an annual fee of US$2 million for the provision of these services.  The agreement does provide that DundeeWealth may extend its arrangements with DFG beyond the two-year period, but under terms and conditions that would have to be renegotiated at that time.

The shareholders’ agreement between the shareholders of DFG provides that DundeeWealth may appoint one director to the board of directors of DFG.  However, this director has no ongoing involvement in the day-to-day operating and financial decision-making processes at DFG and the role of the director is simply to oversee DundeeWealth’s investment.

b.	Analysis of EITF 03-13 in Determining Appropriateness of Classifying the Sale of DFG Investment Advisers, Inc. as Discontinued Operations:

i.
In its assessment of the appropriateness of classifying the disposition of DFG as discontinued operations under US GAAP, the Company reviewed the services agreement and determined that there would be no continuing cash flows generated by DundeeWealth from transactions with the disposed component and that all cash flows had been eliminated.  It is the Company’s view that the arrangement for the provision of risk analysis and related advice in respect of DundeeWealth’s CLO portfolio was a newly generated cash outflow that did not exist prior to this disposition, and that it would, in fact, not exist in the absence of the disposition transaction.

ii.	The Company then assessed whether it had continuing involvement in the cash outflows and operations of DFG in order to determine whether such involvement was significant.
1.	The Company determined that its 10% interest and representation on the board of directors was not of sufficient size to significantly influence either the operational or the financial policies of DFG.
2.
The Company noted that the services contract with DFG was significant to DFG.  However, the Company assessed the significance of this ongoing arrangement in light of the start up nature of DFG’s business initiatives and noted that the cash outflows are not the result of a continuation of existing activities as these activities are newly generated activities in the ongoing business development of DFG.  While the cash outflows generated by the services agreement are significant to DFG’s start up operations, the Company does not expect that they will necessarily be significant to the ongoing operations of DFG as it becomes established.

Details of the services agreement are disclosed in Note 3 to the Company’s 2007 Audited Consolidated Financial Statements.  Management believes that these disclosures are appropriate and in sufficient detail given the nature and significance of the services agreement.

DundeeWealth’s acquisition of the 100% interest in DundeeWealth BHC from Dundee Corporation

In its original letter dated December 23, 2008, the Staff asked that we provide information regarding what consideration was paid, if any, by the non-controlling shareholders of DundeeWealth on DundeeWealth’s acquisition of DundeeWealth BHC from the Company.

In its response, the Company noted that the disposition was accounted for in the consolidated financial statements of Dundee Corporation as a reorganization of entities under common control.  As such, the transaction was accounted for at the historical costs of assets and liabilities of DundeeWealth BHC as if DundeeWealth BHC had been a subsidiary of DundeeWealth since inception.  The Company did not recognize a gain or loss on the disposition of the assets and liabilities of DundeeWealth BHC that were sold to the third party shareholders of DundeeWealth.

The Company was required to include non-controlling interest in respect of DundeeWealth BHC immediately following the transaction.  The amount of non-controlling interest represented the pro-rata share of the historical book value of the assets and liabilities of DundeeWealth BHC attributable to the non-controlling shareholders of DundeeWealth.  We emphasize that the carrying value of non-controlling interest was determined based on historical book values of the Company.  As such, the Company did not recognize a gain or loss in respect of these assets and liabilities.

Given that the Company accounted for this transaction on a continuity of interest basis, as would be appropriate for a reorganization of entities under common control, the Company believes that it is not appropriate to recognize or disclose a gain or loss in respect of the interest in the underlying assets and liabilities of DundeeWealth BHC attributable to non-controlling shareholders of DundeeWealth.

Management considered FAS 141 – Business Combinations, paragraph D11 to D13 (which was carried forward without reconsideration from AIN-APB 16, #39) and determined that there is no difference between US GAAP and Canadian GAAP, in accounting for this transaction.

Redemption of Dundee REIT units and related impact on the investment in Dundee REIT

By way of background, prior to the disposition of portfolio assets of Dundee REIT to GE Real Estate and the related redemption of Dundee REIT units, the Company owned approximately 15% or 7.6 million of the 50.6 million issued and outstanding units of Dundee REIT.  In July 2007, the Company tendered 3.9 million Dundee REIT units out of a total of 29.9 million Dundee REIT units tendered, thereby reducing the Company’s ownership interest to 3.7 million Dundee REIT units out of a total of 20.7 million Dundee REIT units and increasing the Company’s ownership percentage to approximately 18%.

Under Canadian GAAP, the Company accounts for its investment in Dundee REIT on an equity basis.  Although the Company tendered Dundee REIT units and received proceeds of disposition pursuant to the redemption transaction, the Company’s interest in Dundee REIT increased and accordingly, the Company was required to account for the transaction as a step purchase.  We believe the Company’s disclosures in respect of this transaction, which are included in Notes 3 and 22 to the Company’s 2007 Audited Consolidated Financial Statements and on pages 14 and 18 of the 2007 MD&A, adequately describe the accounting treatment applied in respect of this transaction pursuant to Canadian GAAP.

We note however that under US GAAP, the Company elected to account for investments in which it has significant influence on a fair value basis.  Accordingly, under US GAAP, the redemption of Dundee REIT units pursuant to the transaction did not result in a step purchase.  Rather, the redemption was accounted for as a disposition, with a resulting gain determined as the difference between the carrying value of the investment and the proceeds received on disposition.

In its US GAAP disclosures, the Company adjusted the carrying value of its investment in Dundee REIT to market value, determined based on the year-end trading value of the Dundee REIT unit.  The Company notes that the application of fair value accounting requires that both realized and unrealized gains and losses be reported in net income.  Accordingly, under its US GAAP disclosures, the Company adjusted its net income to include both the realized gain on the disposition of units tendered pursuant to the GE Transaction, as well as the change in the amount of unrealized gains since December 31, 2006, in the units of Dundee REIT that it continues to hold.

The Company believes that it has adequately disclosed its accounting policy in respect of its investment in Dundee REIT pursuant to US GAAP requirements in Note 26 included in the 2007 Form 40-F.

Agreements entered into with ACS Servicios Communicaciones y Energia S.L.

As part of the agreement between ACS Servicios Communicaciones y Energia S.L. (“ACS”) and Eurogas Corporation (“Eurogas”), ACS is to repay approximately $43.3 million to Castor UGS Limited Partnership (“CLP”), a subsidiary of Eurogas, related to amounts CLP previously invested into the natural gas storage project.  In addition, as part of the transaction, ACS invested cash of $5.1 million directly into Escal UGS S.L. (“Escal”).  CLP and Eurogas were not entitled to any other compensation other than the reimbursement of the $43.3 million.

Immediately prior to the granting of the development concession from the Spanish authorities, Eurogas owned 95% of Escal and therefore consolidated the assets and liabilities as well as the results of operations of Escal.

The dilution loss of $4.99 million was measured based on the difference between the Company’s carrying amount of the net assets of Escal before the transaction and the carrying amount attributable to Eurogas’ retained 33.33% interest after the transaction, including the $5.1 million of cash invested by ACS.  The calculation is illustrated below.

(in thousands of Canadian dollars)
Investment in Escal:
Cash	$2,013
Capitalized oil and gas expenditures	62,053
Prepaid expenses	2,477
Asset retirement obligation	(623)
Accounts payable	(4,899)
Future income tax liabilities	(2,331)
Less: Non-controlling interest	(93)
58,597
Exchanged for:
Loan receivable from ACS	43,347
Equity accounted carrying value in Escal	5,326
Advance to ACS	491
Future income tax liabilities	(682)
48,482
10,115
Cash received from ACS	5,125
Net dilution loss	$(4,990)

We believe the Company’s disclosures in respect of this transaction, which are included in Notes 3 and 19 to the 2007 Audited Consolidated Financial Statements and on page 19 of the 2007 MD&A, are adequate.

Note 2 – Summary of Other Significant Accounting Policies and Basis of Presentation

Deferred Sales Commissions, page 13

SEC Comment 3:
We note your response to prior comment 8.  It remains unclear how you determined it was appropriate to reflect sales commissions incurred as an investing activity on your Statement of Cash Flows for US GAAP purposes.  As you state in your response, these are costs incurred to generate management fee revenue.  Given that paragraph 23 of SFAS 95 would generally imply that the costs of incurring revenues would be classified as operating activities, please further advise.

Company Response 3:

In certain circumstances, DundeeWealth pays a commission to a third-party financial advisor when such financial advisor invests fiduciary assets in one of the products managed by DundeeWealth.  In such circumstances, the fiduciary assets are then invested by DundeeWealth to generate growth and the Company benefits from such growth in the form of increased management fees.  The fiduciary assets, once invested, are subject to a fee if redeemed prior to a certain time.  The redemption fee schedule is designed so as to ensure that DundeeWealth recovers its original investment; however the redemption fee is not limited to the value of the original investment, but is generally based on the value of the fiduciary assets when redeemed, including any growth in those assets.

The Company has reviewed FAS 95 – Statement of Cash Flows, paragraph 23, and it notes that FAS 95 requires that all cash receipts and cash payments be classified in accordance with their nature – operating, investing or financing.  If a receipt or payment does not result from an investing or financing activity, it is classified as operating.  Furthermore, FAS 95 recognizes that certain cash receipts and payments may have characteristics of more than one activity and that the most appropriate classification of an item may not always be clear.  In that case, the transaction should be classified based on the nature of the activity most likely to be the predominant source of cash flows.  The Company believes that it has applied this guidance appropriately with respect to these sales commission payments.  For instance, the sales commissions paid by DundeeWealth are not unlike an investment in a revenue-generating “productive” asset such as property, plant and equipment that an entity invests in to generate a return in future periods that is above the original cost of capital.  The Company further notes that under FAS 95, investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other companies, and acquiring and disposing of property, plant and equipment and other productive assets used in the production of goods or services.

For this reason, the Company believes that FAS 95, paragraph 17 applies to the cash outflows associated with these sales commission payments and that the classification of these cash outflows as investing activities most accurately reflects the nature of the activity that is most likely to be the predominant source of cash flows.

Note 14 – Corporate Debt, page 28

SEC Comment 4:
We note your response to prior comment 13.  Please help us better understand your accounting for the 5.85% Exchangeable Unsecured Subordinated Debentures and corresponding embedded exchange feature.  At December 31, 2007, the carrying amount of these debentures is $10,809,000.  We note that during 2007 $55,443,000 of par value was surrendered for exchange.  Please help us understand how you arrive at the carrying amount of this debt as of each balance sheet date and how this complies with Canadian and US GAAP.  In this regard, please provide us with a comprehensive explanation of how you arrived at the $10,809,000 carrying amount as of December 31, 2007, including any discounts, which you have accounted for, and the period you are amortizing these discounts.  Please also consider expanding your disclosures.

Company Response 4:
The 5.85% Exchangeable Unsecured Subordinated Debentures (the “Exchangeable Debentures”) were issued at par value.  In the absence of a marked-to-market adjustment relating to the embedded exchange feature, the Exchangeable Debentures are accounted for at their face value, net of issue costs, which are being amortized to interest expense over the term of the Exchangeable Debentures.

At December 31, 2007, the face value of the Exchangeable Debentures outstanding was $9,922,000.  The unamortized issue costs relating to these debentures were $430,366, representing approximately $0.04337 of issue costs for every $1.00 par value.  In the event that the exchange feature is exercised, the related unamortized issue costs are applied against the resulting gain or loss on settlement.

Each Exchangeable Debenture is exchangeable into Dundee REIT units at an exchange price of $29.75 per unit, being a ratio of 33.6134 units per $1,000 principal amount of Exchangeable Debentures.  At the end of 2007, given that there was $9,922,000 of Exchangeable Debentures outstanding, the Company had a potential obligation to deliver an aggregate of 333,512 Dundee REIT units.

At December 31, 2007, the Dundee REIT units were trading at a value of $33.70 per unit.  Consequently, the Company’s potential obligation pursuant to the settlement feature of the Exchangeable Debentures was 333,512 units x $33.70 = $11,239,354.

The carrying value of the Exchangeable Debentures at December 31, 2007 was determined as the potential value of the units deliverable pursuant to the exchange feature ($11,239,354), net of unamortized issue costs ($430,366) or  $10,808,988.

As noted in our previous response, management has determined that its accounting policies in respect of the embedded exchange feature of the Exchangeable Debentures are consistent with the requirements of FAS 133 “Accounting for Derivative Instruments and Hedge Activities”.  Management believes that it has adequately disclosed the accounting policies applicable to the Exchangeable Debentures.

Note 18 – Stock Based Compensation, page 34

SEC Comment 5:
We note your response to prior comment 15.  Please consider providing sufficient clarifying information such that readers can understand your accounting for these transactions, including the application of EITF 85-1 for US GAAP purposes.

Company Response 5:

We have complied.

We refer Staff to Note 15 of the Company’s Audited Consolidated Financial Statements as at and for the year ended December 31, 2008.  The enhanced disclosure details the one-time bonus amount, equal to one third of the aggregate loan amount, and provides detail on the amortization of this cost pursuant to CICA Handbook Section 3870 – Stock based compensation and other stock based payments.  These provisions are consistent with the application of guidance pursuant to FAS 123R – Share based payment.

The enhanced disclosure further details that the remainder of the loan is interest free for the first five years and thereafter is subject to interest at normal lending rates.  As the terms of the loans receivable were not issued in accordance with prevailing arm’s length market conditions and terms at the date of issue, the Company’s disclosure indicates that DundeeWealth recorded these loans as a deduction from shareholders’ equity and that consequently, in the consolidated financial statements of the Company, the share loans receivable have been included as a deduction against non-controlling interest.

No additional disclosures have been included in the US/Canadian GAAP reconciliation footnote regarding the application of EITF 85-1 – Classifying Notes Received for Capital Stock, as the accounting is substantially the same under Canadian GAAP pursuant to EIC-132, Share Purchase Financing.

SEC Comment 6:
We note your response to prior comment 16.  Please tell us how and when you cash settle these awards and the impact, if any, on your accounting for these compensation plans under Canadian and US GAAP.  Please provide us with reconciliation and consider disclosing the difference between compensation amounts disclosed in this note to the financial statements, which aggregate to $29,154,000, and your statement of cash flows which reflects $19,897,000.

Company Response 6:
In the Company’s prior response to comment 16, the Company indicated that it may settle awards of bonus and/or option plans in cash.  To the extent that these awards are settled in cash, the amounts are not included in the amounts of non-cash based stock compensation included in the Company’s statement of cash flows.

For purposes of classification, the Company generally looks to the written terms of the stock option and bonus arrangements as the best evidence of whether the substantive terms of the arrangement indicated that the award is a liability or equity.  The written terms of the Company’s stock option and bonus plan provide the Company, and not the employee, with the choice of settlement.  Stock options and bonus shares, for which the Company has the choice of settlement and the ability to deliver shares, are classified as equity.  The Company also recognizes, however, that past practice of settlement may at times outweigh the written terms, resulting in substantive liabilities, and thus, liability classification.  Management does not believe it has established a past practice of settling in cash, and in fact, any such decision to settle in cash is always at the full discretion of the Company.

•	DundeeWealth’s Employee Share Purchase Plan
During 2007, certain employees of DundeeWealth participated in an Employee Share Purchase Plan pursuant to which DundeeWealth employees were entitled to contribute up to 10% of their Basic Annual Salary, as defined in the plan, to acquire shares from treasury or through normal market purchases, at the discretion of the Company.  The Company agreed to match the contributions made to employees during 2007 at a cost to the Company of $7,297,000, including cash of $6,039,000 used to purchase shares in the open market and $1,258,000 used for the issuance of shares from treasury.

Contributions made by DundeeWealth pursuant to the terms of its Employee Share Purchase Plan are made concurrent with employee contributions to the plan, which occur pursuant to DundeeWealth’s payroll schedule.  These contributions are expensed by DundeeWealth as they are incurred.

•	DundeeWealth’s Share Option Plan
In fiscal 2007, DundeeWealth paid cash of $997,000 to terminate certain stock option entitlements.  The cost associated with this cash payment was not included in non-cash stock based compensation in the Company’s statement of cash flows.

As indicated above, DundeeWealth’s stock option plan does not provide the employee with the option of a cash settlement.  However, in unusual circumstances, the Company may determine that it is more favourable to settle an option in cash rather than issue securities out of treasury.  When options are granted, the Company determines its fair value as of the grant date and the Company amortizes the fair value of the option on a straight-line basis over the vesting term of the option, with a corresponding increase to contributed surplus.

In circumstances where a cash settlement is subsequently made, the difference between the cash amount paid and the compensation amount previously accrued, if any, is recorded as a charge to retained earnings, net of associated taxes.

•	DundeeWealth’s Share Loan Plan
The DundeeWealth Share Loan Plan was initiated in 2007.  Details relating to the accounting for the Share Loan Plan were provided to Staff in our prior response to Comment 15.  The Company did not include the net cash effect of the Share Loan Plan as stock based compensation for purposes of its statement of cash flows.  Rather, the net cash effect was included in other non-cash operating items as the Share Loan Plan is a distinct plan, separate from the Company’s share incentive arrangements.  Furthermore, the majority of the share-based awards are repayable by the employee.

The Company has since enhanced its disclosure to remove discussion in respect of its share loan amounts from stock based compensation and included the terms of the plan as part of its discussion of share capital.

•	Dundee Corporation’s Deferred Share Unit Plan
At the end of 2007, the Company had accrued stock based compensation expense of $670,000 to be settled in 2008 through the issuance of deferred share units pursuant to its Deferred Share Unit Plan.  This amount was included in non-cash based stock based compensation expense in the Company’s statement of cash flows.  However, as the deferred share units had not yet been issued, the Company did not include this amount in the related discussion of stock based compensation expense.

•	Dundee Corporation’s Share Option Plan
During 2008, the Company accrued stock based compensation relating to its Share Option Plan in the amount of $851,000 of which $603,000 related to options that remained outstanding at year-end and $248,000 related to options that were exercised during that year.  The Company’s statement of cash flows included the $603,000 as non-cash stock based compensation.  However, the $248,000 of stock based compensation expense was included as other non-cash operating items.

•
As requested, we have provided below a full reconciliation of the amounts reported as non-cash stock based compensation in the Company’s statement of cash flows to the amounts described under stock based compensation in the notes to the consolidated financial statements.  In future filings, management will ensure that the amounts reported as non-cash stock based compensation in the Company’s statement of cash flows appropriately reconciles with the amounts described under stock based compensation in the notes to the consolidated financial statements.  Consequently, additional disclosures reconciling these amounts are not required.

(in thousands of Canadian dollars)
Stock based compensation as per note disclosure	$29,154
Less:
DundeeWealth's Employee Share Purchase Plan - cash amounts	(6,039)
DundeeWealth's Option Plan - cash settlement	(997)
DundeeWealth's Share Loan Plan included in other non-cash items	(2,643)
Dundee Corporation's deferred share unit plan not included in note disclosure	670
Dundee Corporation's share option plan exercised included in other non-cash items	(248)
19,897

Note 26 – Differences Between Canadian and United States Generally Accepted Principles, page 46

SEC Comment 7:
We note your response to prior comment 17.  Please help us better understand the following items included in the roll forward of US GAAP stockholders' equity for December 31, 2005 to December 31,2006 as well as December 31, 2006 to December 31,2007.  Please explain how you determined these items should be included in the roll forward and as well as how you derived the amounts:
•	Adoption of new Canadian accounting policies;
•	Adoption of new US accounting policies; and
•	Adjustment for shareholders' agreement.

Company Response 7:

a)	Adoption of new Canadian accounting policies
·	Retained earnings adjustment of $5,736,000
·	AOCI adjustment of ($1,463,000)

(i)
On January 1, 2007, the Company adopted the requirements of the CICA Handbook Sections 3855 – Financial Instruments, 3865 – Hedges, 1530 – Comprehensive Income and 3251 – Equity (collectively, the “new Canadian standards”).  These requirements, and their impact to the Company’s consolidated financial statements as prepared under Canadian GAAP are disclosed in Note 1 on page 8 of our 2007 Form 40-F.

These standards were also adopted by the Company’s equity accounted investments.  As part of the implementation of these standards, the Company was required to recognize its proportionate share of the transitional adjustments incurred by each equity accounted investee.

As disclosed in Note 26 on page 46 of our 2007 Form 40-F, effective January 1, 2007, the Company early-adopted FAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities and elected the fair value option of its equity accounted investments for US GAAP purposes.  Accordingly, under US GAAP, the Company was required to recognize its proportionate share of the transitional adjustments of its equity accounted investments.

Accordingly, the items referenced as “Adoption of new Canadian accounting policies” in our roll forward of shareholders’ equity pursuant to US GAAP, represent the adjustments already outlined in Note 1 on page 8 of our 2007 Form 40-F, adjusted for items relating to equity accounted investees.

(ii)
In prior years, the Company applied FAS 115 – Accounting for Certain Investments in Debt and Equity Securities for US GAAP purposes.  These standards require that cost accounted investments which meet the available-for-sale (“AFS”) criteria be reported at their fair value, with unrealized gains and losses, net of taxes, reported as part of comprehensive income.

CICA Handbook Section 3855 – Financial Instruments is essentially harmonized with FAS 115 and requires that investments classified as AFS securities be reported at their fair value, with unrealized gains and losses, net of taxes, reported as part of comprehensive income.  As outlined in Note 1 on page 8 of our 2007 Form 40-F, the unrealized gain or loss at January 1, 2007 is reported as a transitional adjustment to retained earnings or OCI, as may be applicable.

In preparing its US GAAP financial statements, and as reflected in the Company’s roll forward schedule, the Company reversed the Canadian GAAP-based transitional adjustments relating to AFS securities to retained earnings and OCI, as it had already recognized unrealized gains and losses in AFS securities pursuant to FAS 115.

b)	Adoption of new US accounting policies
•	Retained earnings adjustment of $277,443,000
•	AOCI adjustment of ($39,056,000)

As disclosed in Note 26 on page 46 of our 2007 Form 40-F, effective January 1, 2007, the Company early adopted FAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities.  FAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities.  The Company elected to adopt the fair value option for those investments where it exercises significant influence.  In prior years, such investments were accounted for using the equity method.  Under Canadian GAAP, the Company continues to account for these investments using the equity method.

Upon adoption of FAS 159, the difference between the carrying value, including amounts recorded in OCI, before the election of the fair value option and the fair value of these investments, must be recorded as an adjustment to beginning retained earnings.  As a result, in the roll forward of US GAAP stockholders’ equity, the Company has included an adjustment in retained earnings for the difference between the carrying value of the investments and the fair value of these investments as of January 1, 2007.

The Company’s roll forward of US GAAP stockholders’ equity also included an adjustment in AOCI representing amounts previously recorded by the Company of its share of OCI related to its equity accounted investees.  In accordance with FAS 159, the offset was recorded in retained earnings.

c)	Adjustment for shareholders’ agreement
•	Adjustment to common shares at December 31, 2006 of ($136,348,000)
•	Adjustment to common shares at December 31, 2007 of $202,793,000

In prior years, DundeeWealth and the Company were party to a shareholders’ agreement in respect of DundeeWealth’s interest in its subsidiary, DWM Inc. (“DWM”).  The terms of the shareholders’ agreement permitted the non-controlling shareholder of DWM to require the Company or DundeeWealth to acquire its shares in DWM at fair market value (the “Put Option”), such fair value to be determined through an independent valuation process, subject to certain conditions identified in the shareholders’ agreement.  The right was exercisable by the non-controlling shareholder at any time from October 2005 to September 2009.

Under Canadian GAAP, the Company carried the Put Option at the value of the non-controlling shareholder’s proportionate interest in the underlying book value of assets and liabilities of DWM.

As disclosed in Note 26 on page 46 of our 2007 Form 40-F, the Put Option was subject to marked-to-market adjustment, with changes resulting from re-measurement of fair value recorded as an adjustment to share capital.

In February 2007, DundeeWealth purchased the non-controlling interest in DWM and DWM became a wholly owned subsidiary of DundeeWealth.  As a result of the purchase, the shareholders’ agreement and the non-controlling interest’s right pursuant to the Put Option were terminated.

The roll forward adjustment included at December 31, 2006 reflects the marked-to-market adjustment in respect of the Put Option during that year.  At December 31, 2007, the roll forward adjustment reflects the reversal of previously recognized marked-to-market adjustments in respect of the Put Option at its termination.

Discontinued Operations, page 48

SEC Comment 8:
We note your response to prior comment 20.  Notwithstanding your response, we note that the ABCP investments were transferred to DundeeWealth prior to the sale of Dundee Bank of Canada.  Therefore, they do not appear to be part of "a component of an entity" that was sold.  As such, we are still unclear as to why gains or losses on assets for which you have not disposed of would be included in discontinued operations.  Please provide a more robust explanation to support your accounting under both US and Canadian GAAP purposes.  In addition, we note that your disclosures throughout the filing, including on page 18, refer to the sale of Dundee Bank of Canada but do not appear to indicate that you exited the entire banking business.  In addition, your disclosures on page 39 indicate that you continue to be involved in the banking business under the wealth management segment.  In this regard, please further advise how you determined that it was appropriate for Canadian and US GAAP purposes to recognize the other-than-temporary impairment provision in discontinued operations.

Company Response 8:
The Company believes that the ABCP investments meet the conditions of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets and CICA Handbook Section 3475 – Disposal of Long-lived Assets and Discontinued Operations, as being a “component of an entity” that was sold given the following reasons:

•
Dundee Bank of Canada originally invested in the ABCP investments as part of its liquidity program.  The ABCP had 30-day maturities and were considered near-cash equivalents by Dundee Bank of Canada.  A certain portion of Dundee Bank of Canada’s assets was required to be held in liquid assets that could be redeemed for cash at any time to meet potential demands for cash deposits from depositors.

•
The investment in ABCP was an integral part of the operations of Dundee Bank of Canada.  It was intended that ABCP would provide Dundee Bank of Canada with investment returns, while still qualifying as highly-liquid assets.  The ABCP was not acquired by Dundee Bank of Canada for any other strategic purpose.

•
On August 14, 2007, certain non-bank sponsored ABCP in Canada failed to rollover at maturity and, in the days that followed, financial institutions failed to provide liquidity lines to allow these products to meet scheduled redemptions.  Within days, what was previously a highly-liquid, safe instrument, became totally illiquid and was essentially “frozen”. It was not known how the situation would get resolved.

•
The Office of the Superintendent of Financial Institutions of Canada (“OSFI”), the Canadian regulatory body having jurisdiction over the operations of Dundee Bank of Canada, became concerned about Dundee Bank of Canada’s liquidity and capital.  At the same time, DundeeWealth became increasingly concerned that clients of Dundee Bank of Canada would become apprehensive about the safety of their deposits if they felt that Dundee Bank of Canada was exposed to liquidity issues.

•
As a result, DundeeWealth made the decision to purchase the ABCP from Dundee Bank of Canada at par value for cash in order to protect the interests of the clients who had entrusted their funds with Dundee Bank of Canada, ensure capital adequacy, as well as to placate the regulators.  As a result, DundeeWealth was essentially compelled to purchase these assets in exchange for cash as a means of injecting additional capital into Dundee Bank of Canada that met the OSFI investment grade criteria.

•
At no time did the Company intend to use the ABCP investments for operational purposes.  The Company would have preferred to dispose of its investment in the ABCP.  However, as previously noted, the Company’s ability to dispose of the ABCP investments was significantly affected by the unprecedented credit events that occurred in August 2007, which froze trading in these securities in Canada.

For these reasons, and other reasons as previously outlined to the Staff as part of our response to prior comment 20, management believes that the decline in the value of ABCP investments was an integral part of the operating activities of Dundee Bank of Canada and, as such, should be included in the determination of discontinued operations relating to this business initiative.

Management has reviewed the disclosure provided on page 18 and page 39 of its 2007 Form 40-F.  While management concurs that page 18 does not explicitly state that the Company is exiting the banking business, the Company believes that the disclosure is sufficiently informative for the reader to determine that the Company exited the business operations of each of Dundee Bank of Canada and DFG.  Page 39 of our 2007 Form 40-F refers to ongoing international banking activities carried out as part of the wealth management business.  Note that international banking activities are not of the same nature as activities conducted by the banking segment.  In December 2007, international banking activities consisted primarily of merchant banking-like activities and distribution activities.

We are available to discuss these issues or provide any further clarification that may assist the Commission in completing its review.  Please feel free to contact us, at your convenience, at the telephone number listed below.

Sincerely,
DUNDEE CORPORATION

Joanne Ferstman
Executive Vice President,
Chief Financial Officer and
Corporate Secretary
Phone: (416) 365-5010

cc:           Ms. Nudrat Salik, Staff Accountant
Ms. Jeanne Baker, Assistant Chief Accountant
Ms. Era Anagnosti, Staff Attorney
Ms. Brigitte Lippmann, Attorney
United States Securities and Exchange Commission

Correspondence Letter

May 8, 2009

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Dundee Corporation
Form 40-F for the fiscal year ended December 31, 2007
File No. 0-25542

Dear Mr. Decker:

We are writing in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 40-F of Dundee Corporation (“Dundee” or the “Company”) for the fiscal year ended December 31, 2007, contained in your letter, dated March 9, 2009, to Ms. Joanne Ferstman, Executive Vice-President, Chief Financial Officer and Corporate Secretary of Dundee.

For your convenience, the Staff’s comments have been reproduced below in italicized text and are followed by the Company’s responses to the comments in plain text.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2007

General

SEC Comment 1:
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.  Some of our comments refer to US GAAP literature.  If your accounting under Canadian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Company Response 1:
Noted.

1

Notes to the Financial Statements, page 8

General

SEC Comment 2:
We note your response to prior comment 6 and have the following additional comments:
•
Please tell us supplementally and consider disclosing the specific terms of the service agreements with the purchasers of Dundee Bank of Canada and DFG Investment Advisors Inc., including the length of time the Dundee Bank of Canada agreement is in effect.  Based on these terms, please further advise how you determined that there was not significant continuing involvement under Canadian and US GAAP.  For US GAAP purposes, please address the specific factors outlined in EITF 03-13;

•
With regard to DundeeWealth's acquisition of the 100% interest in DundeeWealth BHC from Dundee Corporation, please explain your statement that "the Company did not recognize the gain or loss that resulted from the consideration paid by the non-controlling shareholders of DundeeWealth.”  Please tell us whether such consideration implied a gain or loss and the amount of such gain or loss.  With reference to the appropriate authoritative literature for US and Canadian GAAP, please provide support for your accounting;

•
Please further advise and consider expanding your disclosures, especially in regards to the US GAAP disclosures included in Note 26, to address how you accounted for the redemption of units and correspondingly how the redemption impacted your investment in Dundee REIT; and

•
For the agreements with ACS Servicios Communicaciones, please tell us supplementally and consider expanding your disclosure to address whether there was any consideration paid other than the $43.7 million paid by ACS, how you determined the loss amount to record in the transaction, and how you determined the amount of the equity investment in Escal.

Company Response 2:

Disposition of Dundee Bank of Canada and DFG Investment Advisers Inc.

1.	Dundee Bank of Canada

a.	Terms of the White-label Services Agreement (the “Operating Agreement”)

In connection with the sale of Dundee Bank of Canada, DundeeWealth Inc. (“DundeeWealth”) entered into the Operating Agreement with the purchaser pursuant to which the purchaser is responsible for providing existing banking products and introducing new banking products under the brand name “Dundee Bank of Canada”.  DundeeWealth may, through its distribution network of independent financial advisors, continue to distribute these products.  In addition, DundeeWealth continues to be responsible for the back office administration of these same products pursuant to an administrative services agreement entered into with the purchaser.

Pursuant to the Operating Agreement, DundeeWealth receives a fixed fee, calculated as 10 basis points of bank deposits existing at the time of the disposal and 17 basis points on any new deposits, as well as cost reimbursement for all back office administrative costs.  In addition, DundeeWealth shares in 50% of all advertising costs associated with the products offered by Dundee Bank of Canada, subject to pre-approval, at the full discretion of DundeeWealth.

2

DundeeWealth and the purchaser have formed a steering and operating committee, the purpose of which is to establish a governance structure with which to manage the relationship between DundeeWealth and the purchaser in respect of the agreement, and to measure the performance of each party’s obligation pursuant to the arrangement.  The committee also reviews certain operational protocols. All new products that the purchaser may want to launch under the brand name “Dundee Bank of Canada” are reviewed by the steering and operating committee.

The term of the Operating Agreement is to December 31, 2010, with automatic one-year renewals thereafter, unless otherwise terminated by either party, by giving one year’s prior notice.

b.	Analysis of EITF 03-13 in Determining Appropriateness of Classifying the Sale of Dundee Bank of Canada as Discontinued Operations:

The Company evaluated the conditions in paragraph 42 of FASB Statement No. 144 – Accounting for the Impairment or Disposal of Long-lived Assets, in determining whether to report the sale of Dundee Bank of Canada as a discontinued operation.  The Company also evaluated the guidance in Emerging Issues Committee (“EIC”) Abstract No. 153 – Applying the Conditions in CICA 3475.27 in Determining Whether to Report Discontinued Operations, which evaluates the conditions in the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3475 – Disposal of Long-lived Assets and Discontinued Operations, paragraph 27, in determining whether to report discontinued operations. For Staff’s information, the guidance in CICA Handbook Section 3475 and EIC-153 is converged with FAS 144 and EITF 03-13 – Applying the Conditions in Paragraph 42 of FASB Statement No. 44 in Determining Whether to Report Discontinued Operations.  For purposes of this analysis, and as specifically requested in Staff’s letter, we have prepared our analysis pursuant to the EITF.

i.
In its assessment of the appropriateness of classifying the disposition of Dundee Bank of Canada as discontinued operations under US GAAP, the Company reviewed the Operating Agreement and the administrative services agreement and determined that there would be continuing cash flows generated by DundeeWealth from transactions with the disposed component.

ii.
While the cash inflows generated by the Operating Agreement would not be received by DundeeWealth absent the disposal transaction and therefore not considered a direct cash inflow, the Company determined that DundeeWealth would incur cash outflows relating to the services agreement as part of its obligation to continue to provide back office administrative services.  As the provision of these services is a cost-generating activity that DundeeWealth was incurring prior to the disposition transaction, the Company concluded that these cash outflows met the definition of a “continuation of activities” pursuant to EITF 03-13.  As a result, management determined that an evaluation of the significance of the continuing cash flows must be performed.

iii.
In assessing whether the cash outflows from continuing activities were significant, the Company looked at the cash outflows of providing these services under the relevant agreements with Dundee Bank of Canada and determined that such costs would aggregate approximately $1.1 million on an annual basis.  Immediately prior to the disposition, Dundee Bank of Canada was incurring operating cash outflows of approximately $30 million.  As the cash flows relating to the provision of back office services represented less than 5% of total cash outflows

3

that would have been generated by Dundee Bank of Canada, the Company concluded that these cash outflows were not significant.
iv.
The continuing cash outflows are considered direct cash flows from the disposed component.  However, these cash outflows are not significant and the Company therefore concluded that it was appropriate to classify this business component, together with the operations of its sister company, DFG Investment Advisers, Inc. as discontinued operations.

Details of the Operating Agreement are disclosed in Note 3 to the Company’s 2007 Audited Consolidated Financial Statements.  Management believes that these disclosures are appropriate and in sufficient detail given the nature and significance of the Operating Agreement.

2.	DFG Investment Advisers, Inc.

a.	Terms of the Services Agreement

On December 31, 2007, DundeeWealth disposed of 90% of its interest in DFG Investment Advisers, Inc. (“DFG”) to certain executives who subsequently resigned their position with DundeeWealth to continue their executive functions at DFG.  No other payments were made to the executives on the termination of their employment with DundeeWealth.  DFG was previously 100% owned by DundeeWealth and subsequent to the sale, DundeeWealth maintained a 10% ownership interest in DFG.

In connection with the transaction, DundeeWealth entered into certain agreements, including settlement agreements for the executives who were resigning their positions with DundeeWealth, as well as agreements for the management of certain structured credit investments held by DundeeWealth.

The settlement agreements with the executives provided that they would immediately terminate their executive positions with DundeeWealth without entitlement to standard employment termination payments.  These agreements also provided for the payment by DundeeWealth of $3 million to assist these executives with certain start up costs at DFG.  This amount was accrued in 2007 and was paid in early 2008.

As part of its original business plan, DFG was to assist Dundee Bank of Canada with investments in structured credit products.  At the time of the sale of Dundee Bank of Canada, it was unclear whether the purchaser would retain the services of DFG for ongoing advice in respect of its structured credit portfolio or whether this function would be carried out internally by the purchaser.

As an ancillary business initiative, DFG had proposed to establish a “fund” of other-than investment grade collateralized loan obligations (CLOs) and to seek third party investment.  In order to establish this fund, DundeeWealth agreed to invest up to approximately $100 million in CLOs, with the intent that DundeeWealth’s existing investments in these products would be “rolled over” into the new fund, once it was placed into distribution.  Given the deterioration in the credit market, this initiative was abandoned, although DundeeWealth continued to hold the original investments targeted for this product.

4

As part of the final arrangements with DFG, DundeeWealth retained the services of DFG to provide ongoing risk analysis and advice in respect of its portfolio of CLOs for a finite period not to exceed two (2) years.  DundeeWealth agreed that it would pay an annual fee of US$2 million for the provision of these services.  The agreement does provide that DundeeWealth may extend its arrangements with DFG beyond the two-year period, but under terms and conditions that would have to be renegotiated at that time.

The shareholders’ agreement between the shareholders of DFG provides that DundeeWealth may appoint one director to the board of directors of DFG.  However, this director has no ongoing involvement in the day-to-day operating and financial decision-making processes at DFG and the role of the director is simply to oversee DundeeWealth’s investment.

b.	Analysis of EITF 03-13 in Determining Appropriateness of Classifying the Sale of DFG Investment Advisers, Inc. as Discontinued Operations:

i.
In its assessment of the appropriateness of classifying the disposition of DFG as discontinued operations under US GAAP, the Company reviewed the services agreement and determined that there would be no continuing cash flows generated by DundeeWealth from transactions with the disposed component and that all cash flows had been eliminated.  It is the Company’s view that the arrangement for the provision of risk analysis and related advice in respect of DundeeWealth’s CLO portfolio was a newly generated cash outflow that did not exist prior to this disposition, and that it would, in fact, not exist in the absence of the disposition transaction.

ii.	The Company then assessed whether it had continuing involvement in the cash outflows and operations of DFG in order to determine whether such involvement was significant.
1.	The Company determined that its 10% interest and representation on the board of directors was not of sufficient size to significantly influence either the operational or the financial policies of DFG.
2.
The Company noted that the services contract with DFG was significant to DFG.  However, the Company assessed the significance of this ongoing arrangement in light of the start up nature of DFG’s business initiatives and noted that the cash outflows are not the result of a continuation of existing activities as these activities are newly generated activities in the ongoing business development of DFG.  While the cash outflows generated by the services agreement are significant to DFG’s start up operations, the Company does not expect that they will necessarily be significant to the ongoing operations of DFG as it becomes established.

Details of the services agreement are disclosed in Note 3 to the Company’s 2007 Audited Consolidated Financial Statements.  Management believes that these disclosures are appropriate and in sufficient detail given the nature and significance of the services agreement.

5

DundeeWealth’s acquisition of the 100% interest in DundeeWealth BHC from Dundee Corporation

In its original letter dated December 23, 2008, the Staff asked that we provide information regarding what consideration was paid, if any, by the non-controlling shareholders of DundeeWealth on DundeeWealth’s acquisition of DundeeWealth BHC from the Company.

In its response, the Company noted that the disposition was accounted for in the consolidated financial statements of Dundee Corporation as a reorganization of entities under common control.  As such, the transaction was accounted for at the historical costs of assets and liabilities of DundeeWealth BHC as if DundeeWealth BHC had been a subsidiary of DundeeWealth since inception.  The Company did not recognize a gain or loss on the disposition of the assets and liabilities of DundeeWealth BHC that were sold to the third party shareholders of DundeeWealth.

The Company was required to include non-controlling interest in respect of DundeeWealth BHC immediately following the transaction.  The amount of non-controlling interest represented the pro-rata share of the historical book value of the assets and liabilities of DundeeWealth BHC attributable to the non-controlling shareholders of DundeeWealth.  We emphasize that the carrying value of non-controlling interest was determined based on historical book values of the Company.  As such, the Company did not recognize a gain or loss in respect of these assets and liabilities.

Given that the Company accounted for this transaction on a continuity of interest basis, as would be appropriate for a reorganization of entities under common control, the Company believes that it is not appropriate to recognize or disclose a gain or loss in respect of the interest in the underlying assets and liabilities of DundeeWealth BHC attributable to non-controlling shareholders of DundeeWealth.

Management considered FAS 141 – Business Combinations, paragraph D11 to D13 (which was carried forward without reconsideration from AIN-APB 16, #39) and determined that there is no difference between US GAAP and Canadian GAAP, in accounting for this transaction.

Redemption of Dundee REIT units and related impact on the investment in Dundee REIT

By way of background, prior to the disposition of portfolio assets of Dundee REIT to GE Real Estate and the related redemption of Dundee REIT units, the Company owned approximately 15% or 7.6 million of the 50.6 million issued and outstanding units of Dundee REIT.  In July 2007, the Company tendered 3.9 million Dundee REIT units out of a total of 29.9 million Dundee REIT units tendered, thereby reducing the Company’s ownership interest to 3.7 million Dundee REIT units out of a total of 20.7 million Dundee REIT units and increasing the Company’s ownership percentage to approximately 18%.

Under Canadian GAAP, the Company accounts for its investment in Dundee REIT on an equity basis.  Although the Company tendered Dundee REIT units and received proceeds of disposition pursuant to the redemption transaction, the Company’s interest in Dundee REIT increased and accordingly, the Company was required to account for the transaction as a step purchase.  We believe the Company’s disclosures in respect of this transaction, which are included in Notes 3 and 22 to the Company’s 2007 Audited Consolidated Financial Statements and on pages 14 and 18 of the 2007 MD&A, adequately describe the accounting treatment applied in respect of this transaction pursuant to Canadian GAAP.

6

We note however that under US GAAP, the Company elected to account for investments in which it has significant influence on a fair value basis.  Accordingly, under US GAAP, the redemption of Dundee REIT units pursuant to the transaction did not result in a step purchase.  Rather, the redemption was accounted for as a disposition, with a resulting gain determined as the difference between the carrying value of the investment and the proceeds received on disposition.

In its US GAAP disclosures, the Company adjusted the carrying value of its investment in Dundee REIT to market value, determined based on the year-end trading value of the Dundee REIT unit.  The Company notes that the application of fair value accounting requires that both realized and unrealized gains and losses be reported in net income.  Accordingly, under its US GAAP disclosures, the Company adjusted its net income to include both the realized gain on the disposition of units tendered pursuant to the GE Transaction, as well as the change in the amount of unrealized gains since December 31, 2006, in the units of Dundee REIT that it continues to hold.

The Company believes that it has adequately disclosed its accounting policy in respect of its investment in Dundee REIT pursuant to US GAAP requirements in Note 26 included in the 2007 Form 40-F.

Agreements entered into with ACS Servicios Communicaciones y Energia S.L.

As part of the agreement between ACS Servicios Communicaciones y Energia S.L. (“ACS”) and Eurogas Corporation (“Eurogas”), ACS is to repay approximately $43.3 million to Castor UGS Limited Partnership (“CLP”), a subsidiary of Eurogas, related to amounts CLP previously invested into the natural gas storage project.  In addition, as part of the transaction, ACS invested cash of $5.1 million directly into Escal UGS S.L. (“Escal”).  CLP and Eurogas were not entitled to any other compensation other than the reimbursement of the $43.3 million.

Immediately prior to the granting of the development concession from the Spanish authorities, Eurogas owned 95% of Escal and therefore consolidated the assets and liabilities as well as the results of operations of Escal.

The dilution loss of $4.99 million was measured based on the difference between the Company’s carrying amount of the net assets of Escal before the transaction and the carrying amount attributable to Eurogas’ retained 33.33% interest after the transaction, including the $5.1 million of cash invested by ACS.  The calculation is illustrated below.

7

(in thousands of Canadian dollars)
Investment in Escal:
Cash	$2,013
Capitalized oil and gas expenditures	62,053
Prepaid expenses	2,477
Asset retirement obligation	(623)
Accounts payable	(4,899)
Future income tax liabilities	(2,331)
Less: Non-controlling interest	(93)
58,597
Exchanged for:
Loan receivable from ACS	43,347
Equity accounted carrying value in Escal	5,326
Advance to ACS	491
Future income tax liabilities	(682)
48,482
10,115
Cash received from ACS	5,125
Net dilution loss	$(4,990)

We believe the Company’s disclosures in respect of this transaction, which are included in Notes 3 and 19 to the 2007 Audited Consolidated Financial Statements and on page 19 of the 2007 MD&A, are adequate.

Note 2 – Summary of Other Significant Accounting Policies and Basis of Presentation

Deferred Sales Commissions, page 13

SEC Comment 3:
We note your response to prior comment 8.  It remains unclear how you determined it was appropriate to reflect sales commissions incurred as an investing activity on your Statement of Cash Flows for US GAAP purposes.  As you state in your response, these are costs incurred to generate management fee revenue.  Given that paragraph 23 of SFAS 95 would generally imply that the costs of incurring revenues would be classified as operating activities, please further advise.

Company Response 3:

In certain circumstances, DundeeWealth pays a commission to a third-party financial advisor when such financial advisor invests fiduciary assets in one of the products managed by DundeeWealth.  In such circumstances, the fiduciary assets are then invested by DundeeWealth to generate growth and the Company benefits from such growth in the form of increased management fees.  The fiduciary assets, once invested, are subject to a fee if redeemed prior to a certain time.  The redemption fee schedule is designed so as to ensure that DundeeWealth recovers its original investment; however the redemption fee is not limited to the value of the original investment, but is generally based on the value of the fiduciary assets when redeemed, including any growth in those assets.

The Company has reviewed FAS 95 – Statement of Cash Flows, paragraph 23, and it notes that FAS 95 requires that all cash receipts and cash payments be classified in accordance with their nature – operating, investing or financing.  If a receipt or payment does not result from an investing or financing activity, it is classified as operating.  Furthermore, FAS 95 recognizes that certain cash receipts and payments may have characteristics of more than one activity and that the most appropriate classification of an item may not always be clear.  In that case, the transaction should be classified based on the nature of the activity most likely to be the predominant source of cash flows.  The Company believes that it has applied this guidance appropriately with respect to these sales commission payments.  For instance, the sales

8

commissions paid by DundeeWealth are not unlike an investment in a revenue-generating “productive” asset such as property, plant and equipment that an entity invests in to generate a return in future periods that is above the original cost of capital.  The Company further notes that under FAS 95, investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other companies, and acquiring and disposing of property, plant and equipment and other productive assets used in the production of goods or services.

For this reason, the Company believes that FAS 95, paragraph 17 applies to the cash outflows associated with these sales commission payments and that the classification of these cash outflows as investing activities most accurately reflects the nature of the activity that is most likely to be the predominant source of cash flows.

Note 14 – Corporate Debt, page 28

SEC Comment 4:
We note your response to prior comment 13.  Please help us better understand your accounting for the 5.85% Exchangeable Unsecured Subordinated Debentures and corresponding embedded exchange feature.  At December 31, 2007, the carrying amount of these debentures is $10,809,000.  We note that during 2007 $55,443,000 of par value was surrendered for exchange.  Please help us understand how you arrive at the carrying amount of this debt as of each balance sheet date and how this complies with Canadian and US GAAP.  In this regard, please provide us with a comprehensive explanation of how you arrived at the $10,809,000 carrying amount as of December 31, 2007, including any discounts, which you have accounted for, and the period you are amortizing these discounts.  Please also consider expanding your disclosures.

Company Response 4:
The 5.85% Exchangeable Unsecured Subordinated Debentures (the “Exchangeable Debentures”) were issued at par value.  In the absence of a marked-to-market adjustment relating to the embedded exchange feature, the Exchangeable Debentures are accounted for at their face value, net of issue costs, which are being amortized to interest expense over the term of the Exchangeable Debentures.

At December 31, 2007, the face value of the Exchangeable Debentures outstanding was $9,922,000.  The unamortized issue costs relating to these debentures were $430,366, representing approximately $0.04337 of issue costs for every $1.00 par value.  In the event that the exchange feature is exercised, the related unamortized issue costs are applied against the resulting gain or loss on settlement.

Each Exchangeable Debenture is exchangeable into Dundee REIT units at an exchange price of $29.75 per unit, being a ratio of 33.6134 units per $1,000 principal amount of Exchangeable Debentures.  At the end of 2007, given that there was $9,922,000 of Exchangeable Debentures outstanding, the Company had a potential obligation to deliver an aggregate of 333,512 Dundee REIT units.

At December 31, 2007, the Dundee REIT units were trading at a value of $33.70 per unit.  Consequently, the Company’s potential obligation pursuant to the settlement feature of the Exchangeable Debentures was 333,512 units x $33.70 = $11,239,354.

The carrying value of the Exchangeable Debentures at December 31, 2007 was determined as the potential value of the units deliverable pursuant to the exchange feature ($11,239,354), net of unamortized issue costs ($430,366) or  $10,808,988.

9

As noted in our previous response, management has determined that its accounting policies in respect of the embedded exchange feature of the Exchangeable Debentures are consistent with the requirements of FAS 133 “Accounting for Derivative Instruments and Hedge Activities”.  Management believes that it has adequately disclosed the accounting policies applicable to the Exchangeable Debentures.

Note 18 – Stock Based Compensation, page 34

SEC Comment 5:
We note your response to prior comment 15.  Please consider providing sufficient clarifying information such that readers can understand your accounting for these transactions, including the application of EITF 85-1 for US GAAP purposes.

Company Response 5:

We have complied.

We refer Staff to Note 15 of the Company’s Audited Consolidated Financial Statements as at and for the year ended December 31, 2008.  The enhanced disclosure details the one-time bonus amount, equal to one third of the aggregate loan amount, and provides detail on the amortization of this cost pursuant to CICA Handbook Section 3870 – Stock based compensation and other stock based payments.  These provisions are consistent with the application of guidance pursuant to FAS 123R – Share based payment.

The enhanced disclosure further details that the remainder of the loan is interest free for the first five years and thereafter is subject to interest at normal lending rates.  As the terms of the loans receivable were not issued in accordance with prevailing arm’s length market conditions and terms at the date of issue, the Company’s disclosure indicates that DundeeWealth recorded these loans as a deduction from shareholders’ equity and that consequently, in the consolidated financial statements of the Company, the share loans receivable have been included as a deduction against non-controlling interest.

No additional disclosures have been included in the US/Canadian GAAP reconciliation footnote regarding the application of EITF 85-1 – Classifying Notes Received for Capital Stock, as the accounting is substantially the same under Canadian GAAP pursuant to EIC-132, Share Purchase Financing.

SEC Comment 6:
We note your response to prior comment 16.  Please tell us how and when you cash settle these awards and the impact, if any, on your accounting for these compensation plans under Canadian and US GAAP.  Please provide us with reconciliation and consider disclosing the difference between compensation amounts disclosed in this note to the financial statements, which aggregate to $29,154,000, and your statement of cash flows which reflects $19,897,000.

Company Response 6:
In the Company’s prior response to comment 16, the Company indicated that it may settle awards of bonus and/or option plans in cash.  To the extent that these awards are settled in cash, the amounts are not included in the amounts of non-cash based stock compensation included in the Company’s statement of cash flows.

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For purposes of classification, the Company generally looks to the written terms of the stock option and bonus arrangements as the best evidence of whether the substantive terms of the arrangement indicated that the award is a liability or equity.  The written terms of the Company’s stock option and bonus plan provide the Company, and not the employee, with the choice of settlement.  Stock options and bonus shares, for which the Company has the choice of settlement and the ability to deliver shares, are classified as equity.  The Company also recognizes, however, that past practice of settlement may at times outweigh the written terms, resulting in substantive liabilities, and thus, liability classification.  Management does not believe it has established a past practice of settling in cash, and in fact, any such decision to settle in cash is always at the full discretion of the Company.

•	DundeeWealth’s Employee Share Purchase Plan
During 2007, certain employees of DundeeWealth participated in an Employee Share Purchase Plan pursuant to which DundeeWealth employees were entitled to contribute up to 10% of their Basic Annual Salary, as defined in the plan, to acquire shares from treasury or through normal market purchases, at the discretion of the Company.  The Company agreed to match the contributions made to employees during 2007 at a cost to the Company of $7,297,000, including cash of $6,039,000 used to purchase shares in the open market and $1,258,000 used for the issuance of shares from treasury.

Contributions made by DundeeWealth pursuant to the terms of its Employee Share Purchase Plan are made concurrent with employee contributions to the plan, which occur pursuant to DundeeWealth’s payroll schedule.  These contributions are expensed by DundeeWealth as they are incurred.

•	DundeeWealth’s Share Option Plan
In fiscal 2007, DundeeWealth paid cash of $997,000 to terminate certain stock option entitlements.  The cost associated with this cash payment was not included in non-cash stock based compensation in the Company’s statement of cash flows.

As indicated above, DundeeWealth’s stock option plan does not provide the employee with the option of a cash settlement.  However, in unusual circumstances, the Company may determine that it is more favourable to settle an option in cash rather than issue securities out of treasury.  When options are granted, the Company determines its fair value as of the grant date and the Company amortizes the fair value of the option on a straight-line basis over the vesting term of the option, with a corresponding increase to contributed surplus.

In circumstances where a cash settlement is subsequently made, the difference between the cash amount paid and the compensation amount previously accrued, if any, is recorded as a charge to retained earnings, net of associated taxes.

•	DundeeWealth’s Share Loan Plan
The DundeeWealth Share Loan Plan was initiated in 2007.  Details relating to the accounting for the Share Loan Plan were provided to Staff in our prior response to Comment 15.  The Company did not include the net cash effect of the Share Loan Plan as stock based compensation for purposes of its statement of cash flows.  Rather, the net cash effect was included in other non-cash operating items as the Share Loan Plan is a distinct plan, separate from the Company’s share incentive arrangements.  Furthermore, the majority of the share-based awards are repayable by the employee.

The Company has since enhanced its disclosure to remove discussion in respect of its share loan amounts from stock based compensation and included the terms of the plan as part of its discussion of share capital.

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•	Dundee Corporation’s Deferred Share Unit Plan
At the end of 2007, the Company had accrued stock based compensation expense of $670,000 to be settled in 2008 through the issuance of deferred share units pursuant to its Deferred Share Unit Plan.  This amount was included in non-cash based stock based compensation expense in the Company’s statement of cash flows.  However, as the deferred share units had not yet been issued, the Company did not include this amount in the related discussion of stock based compensation expense.

•	Dundee Corporation’s Share Option Plan
During 2008, the Company accrued stock based compensation relating to its Share Option Plan in the amount of $851,000 of which $603,000 related to options that remained outstanding at year-end and $248,000 related to options that were exercised during that year.  The Company’s statement of cash flows included the $603,000 as non-cash stock based compensation.  However, the $248,000 of stock based compensation expense was included as other non-cash operating items.

•
As requested, we have provided below a full reconciliation of the amounts reported as non-cash stock based compensation in the Company’s statement of cash flows to the amounts described under stock based compensation in the notes to the consolidated financial statements.  In future filings, management will ensure that the amounts reported as non-cash stock based compensation in the Company’s statement of cash flows appropriately reconciles with the amounts described under stock based compensation in the notes to the consolidated financial statements.  Consequently, additional disclosures reconciling these amounts are not required.

(in thousands of Canadian dollars)
Stock based compensation as per note disclosure	$29,154
Less:
DundeeWealth's Employee Share Purchase Plan - cash amounts	(6,039)
DundeeWealth's Option Plan - cash settlement	(997)
DundeeWealth's Share Loan Plan included in other non-cash items	(2,643)
Dundee Corporation's deferred share unit plan not included in note disclosure	670
Dundee Corporation's share option plan exercised included in other non-cash items	(248)
19,897

Note 26 – Differences Between Canadian and United States Generally Accepted Principles, page 46

SEC Comment 7:
We note your response to prior comment 17.  Please help us better understand the following items included in the roll forward of US GAAP stockholders' equity for December 31, 2005 to December 31,2006 as well as December 31, 2006 to December 31,2007.  Please explain how you determined these items should be included in the roll forward and as well as how you derived the amounts:
•	Adoption of new Canadian accounting policies;
•	Adoption of new US accounting policies; and
•	Adjustment for shareholders' agreement.

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Company Response 7:

a)	Adoption of new Canadian accounting policies
·	Retained earnings adjustment of $5,736,000
·	AOCI adjustment of ($1,463,000)

(i)
On January 1, 2007, the Company adopted the requirements of the CICA Handbook Sections 3855 – Financial Instruments, 3865 – Hedges, 1530 – Comprehensive Income and 3251 – Equity (collectively, the “new Canadian standards”).  These requirements, and their impact to the Company’s consolidated financial statements as prepared under Canadian GAAP are disclosed in Note 1 on page 8 of our 2007 Form 40-F.

These standards were also adopted by the Company’s equity accounted investments.  As part of the implementation of these standards, the Company was required to recognize its proportionate share of the transitional adjustments incurred by each equity accounted investee.

As disclosed in Note 26 on page 46 of our 2007 Form 40-F, effective January 1, 2007, the Company early-adopted FAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities and elected the fair value option of its equity accounted investments for US GAAP purposes.  Accordingly, under US GAAP, the Company was required to recognize its proportionate share of the transitional adjustments of its equity accounted investments.

Accordingly, the items referenced as “Adoption of new Canadian accounting policies” in our roll forward of shareholders’ equity pursuant to US GAAP, represent the adjustments already outlined in Note 1 on page 8 of our 2007 Form 40-F, adjusted for items relating to equity accounted investees.

(ii)
In prior years, the Company applied FAS 115 – Accounting for Certain Investments in Debt and Equity Securities for US GAAP purposes.  These standards require that cost accounted investments which meet the available-for-sale (“AFS”) criteria be reported at their fair value, with unrealized gains and losses, net of taxes, reported as part of comprehensive income.

CICA Handbook Section 3855 – Financial Instruments is essentially harmonized with FAS 115 and requires that investments classified as AFS securities be reported at their fair value, with unrealized gains and losses, net of taxes, reported as part of comprehensive income.  As outlined in Note 1 on page 8 of our 2007 Form 40-F, the unrealized gain or loss at January 1, 2007 is reported as a transitional adjustment to retained earnings or OCI, as may be applicable.

In preparing its US GAAP financial statements, and as reflected in the Company’s roll forward schedule, the Company reversed the Canadian GAAP-based transitional adjustments relating to AFS securities to retained earnings and OCI, as it had already recognized unrealized gains and losses in AFS securities pursuant to FAS 115.

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b)	Adoption of new US accounting policies
•	Retained earnings adjustment of $277,443,000
•	AOCI adjustment of ($39,056,000)

As disclosed in Note 26 on page 46 of our 2007 Form 40-F, effective January 1, 2007, the Company early adopted FAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities.  FAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities.  The Company elected to adopt the fair value option for those investments where it exercises significant influence.  In prior years, such investments were accounted for using the equity method.  Under Canadian GAAP, the Company continues to account for these investments using the equity method.

Upon adoption of FAS 159, the difference between the carrying value, including amounts recorded in OCI, before the election of the fair value option and the fair value of these investments, must be recorded as an adjustment to beginning retained earnings.  As a result, in the roll forward of US GAAP stockholders’ equity, the Company has included an adjustment in retained earnings for the difference between the carrying value of the investments and the fair value of these investments as of January 1, 2007.

The Company’s roll forward of US GAAP stockholders’ equity also included an adjustment in AOCI representing amounts previously recorded by the Company of its share of OCI related to its equity accounted investees.  In accordance with FAS 159, the offset was recorded in retained earnings.

c)	Adjustment for shareholders’ agreement
•	Adjustment to common shares at December 31, 2006 of ($136,348,000)
•	Adjustment to common shares at December 31, 2007 of $202,793,000

In prior years, DundeeWealth and the Company were party to a shareholders’ agreement in respect of DundeeWealth’s interest in its subsidiary, DWM Inc. (“DWM”).  The terms of the shareholders’ agreement permitted the non-controlling shareholder of DWM to require the Company or DundeeWealth to acquire its shares in DWM at fair market value (the “Put Option”), such fair value to be determined through an independent valuation process, subject to certain conditions identified in the shareholders’ agreement.  The right was exercisable by the non-controlling shareholder at any time from October 2005 to September 2009.

Under Canadian GAAP, the Company carried the Put Option at the value of the non-controlling shareholder’s proportionate interest in the underlying book value of assets and liabilities of DWM.

As disclosed in Note 26 on page 46 of our 2007 Form 40-F, the Put Option was subject to marked-to-market adjustment, with changes resulting from re-measurement of fair value recorded as an adjustment to share capital.

In February 2007, DundeeWealth purchased the non-controlling interest in DWM and DWM became a wholly owned subsidiary of DundeeWealth.  As a result of the purchase, the shareholders’ agreement and the non-controlling interest’s right pursuant to the Put Option were terminated.

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The roll forward adjustment included at December 31, 2006 reflects the marked-to-market adjustment in respect of the Put Option during that year.  At December 31, 2007, the roll forward adjustment reflects the reversal of previously recognized marked-to-market adjustments in respect of the Put Option at its termination.

Discontinued Operations, page 48

SEC Comment 8:
We note your response to prior comment 20.  Notwithstanding your response, we note that the ABCP investments were transferred to DundeeWealth prior to the sale of Dundee Bank of Canada.  Therefore, they do not appear to be part of "a component of an entity" that was sold.  As such, we are still unclear as to why gains or losses on assets for which you have not disposed of would be included in discontinued operations.  Please provide a more robust explanation to support your accounting under both US and Canadian GAAP purposes.  In addition, we note that your disclosures throughout the filing, including on page 18, refer to the sale of Dundee Bank of Canada but do not appear to indicate that you exited the entire banking business.  In addition, your disclosures on page 39 indicate that you continue to be involved in the banking business under the wealth management segment.  In this regard, please further advise how you determined that it was appropriate for Canadian and US GAAP purposes to recognize the other-than-temporary impairment provision in discontinued operations.

Company Response 8:
The Company believes that the ABCP investments meet the conditions of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets and CICA Handbook Section 3475 – Disposal of Long-lived Assets and Discontinued Operations, as being a “component of an entity” that was sold given the following reasons:

•
Dundee Bank of Canada originally invested in the ABCP investments as part of its liquidity program.  The ABCP had 30-day maturities and were considered near-cash equivalents by Dundee Bank of Canada.  A certain portion of Dundee Bank of Canada’s assets was required to be held in liquid assets that could be redeemed for cash at any time to meet potential demands for cash deposits from depositors.

•
The investment in ABCP was an integral part of the operations of Dundee Bank of Canada.  It was intended that ABCP would provide Dundee Bank of Canada with investment returns, while still qualifying as highly-liquid assets.  The ABCP was not acquired by Dundee Bank of Canada for any other strategic purpose.

•
On August 14, 2007, certain non-bank sponsored ABCP in Canada failed to rollover at maturity and, in the days that followed, financial institutions failed to provide liquidity lines to allow these products to meet scheduled redemptions.  Within days, what was previously a highly-liquid, safe instrument, became totally illiquid and was essentially “frozen”. It was not known how the situation would get resolved.

•
The Office of the Superintendent of Financial Institutions of Canada (“OSFI”), the Canadian regulatory body having jurisdiction over the operations of Dundee Bank of Canada, became concerned about Dundee Bank of Canada’s liquidity and capital.  At the same time, DundeeWealth became increasingly concerned that clients of Dundee Bank of Canada would become apprehensive about the safety of their deposits if they felt that Dundee Bank of Canada was exposed to liquidity issues.

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•
As a result, DundeeWealth made the decision to purchase the ABCP from Dundee Bank of Canada at par value for cash in order to protect the interests of the clients who had entrusted their funds with Dundee Bank of Canada, ensure capital adequacy, as well as to placate the regulators.  As a result, DundeeWealth was essentially compelled to purchase these assets in exchange for cash as a means of injecting additional capital into Dundee Bank of Canada that met the OSFI investment grade criteria.

•
At no time did the Company intend to use the ABCP investments for operational purposes.  The Company would have preferred to dispose of its investment in the ABCP.  However, as previously noted, the Company’s ability to dispose of the ABCP investments was significantly affected by the unprecedented credit events that occurred in August 2007, which froze trading in these securities in Canada.

For these reasons, and other reasons as previously outlined to the Staff as part of our response to prior comment 20, management believes that the decline in the value of ABCP investments was an integral part of the operating activities of Dundee Bank of Canada and, as such, should be included in the determination of discontinued operations relating to this business initiative.

Management has reviewed the disclosure provided on page 18 and page 39 of its 2007 Form 40-F.  While management concurs that page 18 does not explicitly state that the Company is exiting the banking business, the Company believes that the disclosure is sufficiently informative for the reader to determine that the Company exited the business operations of each of Dundee Bank of Canada and DFG.  Page 39 of our 2007 Form 40-F refers to ongoing international banking activities carried out as part of the wealth management business.  Note that international banking activities are not of the same nature as activities conducted by the banking segment.  In December 2007, international banking activities consisted primarily of merchant banking-like activities and distribution activities.

We are available to discuss these issues or provide any further clarification that may assist the Commission in completing its review.  Please feel free to contact us, at your convenience, at the telephone number listed below.

Sincerely,
DUNDEE CORPORATION

Joanne Ferstman
Executive Vice President,
Chief Financial Officer and
Corporate Secretary
Phone: (416) 365-5010

cc:           Ms. Nudrat Salik, Staff Accountant
Ms. Jeanne Baker, Assistant Chief Accountant
Ms. Era Anagnosti, Staff Attorney
Ms. Brigitte Lippmann, Attorney
United States Securities and Exchange Commission

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